Elmwood Park Film LLC
(the "Company")
a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception to Year Ended December 31, 2024

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Elmwood Park Firm LLC Management

We have reviewed the accompanying financial statements of Elmwood Park Firm LLC (the Company) which comprise the statement of financial position as of its inception to December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
June 24, 2025

ELMWOOD PARK FILM LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

	As of inception to December 31, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ -
Other Current Assets	-
Total Current Assets	-
Non-Current Assets:	
Other Non-Current Assets	$ -
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Other Current Liabilities	$ -
Total Current Liabilities	-
Non-Current Liabilities:	
Other Non-Current Liabilities	$ -
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Owner's Capital	$ 2,964
Owner's Drawings	-
Accumulated Deficit	(2,964)
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	$ -

See Accompanying Notes to these Unaudited Financial Statements

ELMWOOD PARK FILM LLC
STATEMENT OF OPERATIONS

	Inception to Year Ended December 31, 2024
Revenues	
Sales	$ -
Cost of Sales	-
Gross Profit	-
Operating Expenses	
Organizational Costs	$ 2,964
Total Operating Expenses	**2,964**
Total Loss from Operations	**(2,964)**
Other Income (Expense)	
Other Income	$ -
Other Expense	-
Total Other Income (Expense)	**-**
Net Income (Loss)	**$ (2,964)**

See Accompanying Notes to these Unaudited Financial Statements

ELMWOOD PARK FILM LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | Members' Capital | | | Retained Earnings | Total Member's |
	Units	$ Amount	Drawings	(Deficit)	Equity
Inception at 7/10/24	-	2,964	-	-	2,964
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(2,964)	(2,964)
Ending balance at 12/31/24	-	2,964	-	(2,964)	-

See Accompanying Notes to these Unaudited Financial Statements

ELMWOOD PARK FILM LLC
STATEMENT OF CASH FLOWS

		Inception to Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(2,964)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Current Assets		-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities		(2,964)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities		-
FINANCING ACTIVITIES		
Capital Contribution	$	2,964
Net Cash provided by Financing Activities		2,964
Cash at the beginning of period		-
Net Cash increase (decrease) for period		-
Cash at end of period		-

See Accompanying Notes to these Unaudited Financial Statements

Elmwood Park Film LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Elmwood Park Film LLC ("the Company") was formed in Pennsylvania on July 10th, 2024. The Company plans to earn revenue by producing and selling a film titled, Elmwood Park. The Company's headquarters is in Norristown, Pennsylvania. The Company's customers will be located in the United States and Worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had zero balance in cash and cash equivalents as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenues by producing and selling a film titled, Elmwood Park. The Company's primary performance obligation is to produce quality film. Revenue will be recognized at the time of sale.

<u>Organizational Costs</u>

The Company incurred organizational costs in connection with its formation, including legal fees, filing fees, and other professional services. In accordance with Accounting Standards Codification (ASC) 720-15, organizational costs are expensed as incurred.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt obligations.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company has net member's equity of $2,964 as of December 31, 2024. It is a single limited liability company wholly owned by Gregory Falatek.

Profit and Loss. The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the members.

Distributions. The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

Dissociation of a Member. A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

Dissolution. The limited liability company shall dissolve upon the unanimous consent of all the members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a member the remaining members may elect to dissolve or to continue the operation of the LLC.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 24, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.